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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8-67955

FACING PAGE   Washington DC
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____January 1, 2012_____ AND ENDING _____December 31, 2012_____
Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East Wind Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Avenue of the Americas   3rd floor
(No. and Street)

New York   New York   10018
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer   561-784-8922
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tabriztchi & Co., CPA, P.C.
(Name - if individual, state last, first, middle name)

7 Twelfth Street   Garden City   New York   11530
(Address)   (City)   (State)   (Zip Code)

CHECK ONE

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

*   *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
    accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section
    240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

OATH OR AFFIRMATION

I, _____Joshua Schwartz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of _____East Wind Securities, LLC_____

as of _____December 31, 2012_____, are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____

_____

SUBSCRIBED AND SWORN TO BEFORE ME
THIS ___ DAY OF _____ 20 13
BY _____

Carol J. Burton
Notary Public, State of New York
No. 01BU6126892
Qualified in Kings County
Commission Expires May 16, 2013
Notary Public

_____
Signature

_____
Managing Director
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Changes in Financial Condition.

☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
East Wind Securities, LLC
New York, NY

Report on the Financial Statements

We have audited the accompanying statement of financial condition of East Wind Securities, LLC ("the Company") as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of East Wind Securities, LLC as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Tabriztchi & Co., CPA, P.C.

Garden City, New York
February 25, 2013

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash	$	317,467
Prepaid expense and other assets		4,661
Accounts receivable		40,000
Equity based instrument - warrant		9,843
Total assets	$	371,971
Liabilities		
Accounts payable and accrued expenses	$	44,328
Total liabilities		44,328
Member's equity		327,643
Total liabilities and member's equity	$	371,971

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 -NATURE OF BUSINESS

Organization

East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to US (or foreign) based companies, including mergers and acquisition related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

4

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

· Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

· Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

· Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 317,467	-	
Equity Based instruments - warrants			9,843

Stock-Based Compensation

The Company's policy for equity instruments received in exchange for goods and services follows the provisions of ACS Topic 505-50. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance is reached or (ii) the date at which the Company's performance is complete. In accordance with ACS Topic 505, the fully vested, non-forfeitable equity instruments is classified as an asset and the revenues related to the fair value of the equity instrument is recognized over the term of the consulting agreement.

NOTE 3 - CASH

The Company maintains cash balances at one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for balances up to $250,000. The carrying value of cash at December 31, 2012 was $317,467. The cash balance at banking institutions at December 31, 2012 was $514,878.

NOTE 4 - EQUITY BASED INSTRUMENTS

On May 1, 2011, the Company entered an agreement to assist a private firm ("the Client") in private placement of equity–linked securities. The Company agreed to review and comment on the Client's marketing and promotion materials and to identify and contact prospective investors. In addition to a non-refundable retainer and certain percentage of the proceeds from the investors, the Company received a non-cancellable seven year warrant to purchase 21,392 shares of Series A Preferred Stock of the Client ("the Warrant"). The Warrant provides for the purchase of the shares on the same terms (including class, $0.9817 exercise price per share and with reasonable piggy-back, anti-dilution and cashless exercise rights) as apply to contemporaneously issued shares.

The Company used Black-Scholes Option Pricing Model to estimate the fair value of the Warrant. The model inputs included stock price and exercise price of $0.9817, a term of 6.5% years, risk free rate of 1.35% on a seven year US Treasury Note and volatility of 57%. According to ASC 718-10-55-51, in estimating the expected volatility of 57%, the Company identified public entities similar to the Client for which share or price information was available and considered the historical volatility of those entities.

NOTE 5 –RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

On January 1, 2011, the Company amended its "*Expense Sharing Agreement*" entered into on June 15, 2010, ("the Agreement") with East Wind Advisors, LLC ("East Wind Advisors"), a New York limited liability company, and related entity. Under the Agreement, the Company agreed to pay East Wind Advisors, LLC monthly for rent and related expenses and certain other operating expenses. The Company currently pays $1,850 monthly for rent and related expenses and $895 monthly for certain other operating expenses.

The term of the Agreement commenced as of June 15, 2010 and will remain in effect for a three-year period. Thereafter, this agreement will be renewed automatically for successive three-year terms. Either party may terminate the Agreement at any time by giving one months' prior written notice to the other party.

As of December 31, 2012, no amounts were due to East Wind Advisors under the Agreement.

Management Fee Agreement

On September 1, 2010, the Company entered into a "*Management Fee Agreement*" with East Wind Advisors and East Wind Holdings, LLC ("East Wind Holdings"), a related entity. Under the Management Fee Agreement, the Company agreed to pay East Wind Advisors and East Wind Holdings for management consulting services provided.

As of December 31, 2012, no amounts were due to East Wind Advisors or East Wind Holdings, LLC under this agreement.

NOTE 6 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. The Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital of $273,139 which was $268,139 in excess of its minimum dollar net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0.16 to 1.

NOTE 7 – SUBSEQUENT EVENTS

Management had considered subsequent events through February 25, 2013; the date financial statements were available to be issued. During this period there have been no events that would require recognition or disclosure in the financial statement.